Exhibit 12.1

STATEMENT OF CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expenses.

	Fiscal Year Ended
	2003	2004	2005	2006
Earnings:
Earnings before Fixed Charges	$8,865	$12,447	$18,276	$20,229

Fixed Charges:
Exp (Inc Amort of Debt Costs)	8,553	22,822	22,406	22,243
Less Capitalized Interest	(1,489)	(4,017)	0	0
Estimated Interest within Rental Expenses	0	0	0	0
Total Fixed Charges	7,064	18,805	22,406	22,243

Amort of Capitalized Interest	39	318	318	318
Less Capitalized Interest	(1,489)	(4,017)	0	0
Total	(1,450)	(3,699)	318	318

Total Earnings	15,968	31,569	41,000	42,970
Fixed Charges	8,553	22,822	22,406	22,243
Ratio of Earnings to Fixed Charges	1.87x	1.38x	1.83x	1.92x